SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.
(Registrant)

Date: July 15, 2013	“Steven Van Tongeren”
Steven Van Tongeren
Chief Financial Officer

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and nine month periods ended

May 31, 2013 and 2012

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	May 31, 2013	August 31, 2012

Assets
Current Assets
Cash and cash equivalents (Note 17)	$ 12,770,725	$ 20,058,678
Other financial assets (Note 6)	5,250	17,850
Other receivables (Note 14)	53,657	71,225
Inventory (Note 16)	3,074	248,395
Prepaid expenses (Note 13)	116,676	87,676
	12,949,382	20,483,824
Property, plant and equipment (Note 4)	1,036,924	1,209,710
Mineral properties and deferred exploration (Note 3)	43,152,703	41,562,996
	$ 57,139,009	$ 63,256,530

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 15)	$ 917,281	$ 2,318,393
Convertible debt (Note 5)	1,072,369	-
Warrant liability (Note 7)	45,000	-
	2,034,650	2,318,393
Convertible debt (Note 5)	-	2,073,286
Warrant liability (Note 7)	2,732,000	8,114,000
	4,766,650	12,505,679
Shareholders’ equity
Share capital (Note 7)	115,269,560	113,476,858
Share based payment reserve (Note 9)	970,906	670,779
Warrants reserve (Note 8)	870,037	870,037
Accumulated deficit	(64,738,144)	(64,266,823)
Total shareholders’ equity	52,372,359	50,750,851
	$ 57,139,009	$ 63,256,530

Nature of operations (Note 1)

Segmented information (Note 18)

Commitments (Notes 3 and 19)

Subsequent event (Note 20)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Expressed in Canadian Dollars)
	Three months ended May 31, 2013	Three months ended May 31, 2012	Nine months ended May 31, 2013	Nine months ended May 31, 2012

Administrative expenses
Depreciation	$ 71,020	$ 80,967	$ 212,330	$ 296,994
Consulting	51,014	57,910	180,450	178,068
Directors’ fees	95,404	96,514	276,953	347,412
Office and general	99,819	67,376	263,933	285,799
Shareholder information	93,889	222,968	272,580	602,669
Professional fees	150,056	5,627	413,734	405,023
Salaries and benefits	329,232	400,219	1,126,300	1,094,074
Share based payments	595,377	130,084	896,450	153,216
Travel and accommodation	43,998	49,607	87,906	134,071
	(1,529,809)	(1,111,272)	(3,730,636)	(3,497,326)
Other income (expenses)
Foreign exchange	(113,030)	29,386	(109,190)	17,578
Interest, net	123,666	209,448	201,466	213,848
Interest accretion	(12,423)	(24,098)	(50,505)	(78,662)
Gain (Loss) on other financial assets (Note 6)	(2,625)	(1,050)	(12,600)	(7,350)
Property investigation costs	(313,812)	61,640	(358,645)	(75,187)
Change in value of warrant liability (Note 7)	2,097,000	1,534,480	5,337,000	(215,007)
Write-off of mineral properties and deferred exploration costs (Note 3)	(1,499,813)	(129,503)	(1,499,813)	(1,360,570)
Write-off of inventory	(246,548)	-	(246,548)	-
Modification of warrants	-	(183,000)	-	(183,000)
Withholding tax (costs) recoveries	(9)	(1,026)	(1,850)	(136,028)
Net income (loss) and comprehensive income (loss)	$ (1,497,403)	$ 385,005	$ (471,321)	$(5,321,704)

Income (loss) per share
- basic	$ (0.01)	$ 0.00	$ (0.00)	$ (0.05)
- dil- diluted	$ (0.01)	$ 0.00	$ (0.00)	$ (0.05)

Weighted average number of shares outstanding
- basic	100,770,374	100,233,560	100,674,005	100,076,544
- diluted	100,770,374	106,444,626	100,674,005	100,076,544

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share Capital		Reserves

	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Total

Balance at September 1, 2011	99,758,753	$ 109,935,253	$ 706,988	$ 1,353,990	$(55,504,339)	$ 56,491,892
Issued on conversion of convertible debt agreement	233,318	950,213	(30,638)	-	-	919,575
Shares issued for services	35,000	115,834	-	-	-	115,834
Issued pursuant to Restricted Share Unit ("RSU") Plan	124,108	655,791	(655,791)	-	-	-
RSU shares forfeited		-	(230,351)	-	-	(230,351)
Reserve transferred on exercise of compensation warrants		295,041	-	(295,041)	-	-
Transfer of warrants to warrant liability		-	-	(216,188)	135,359	(80,829)
Compensation warrants exercised	250,000	1,000,000	-	-	-	1,000,000
Modification of warrants		-	-	183,000	-	183,000
Share based compensation		-	655,710	-	-	655,710
Total comprehensive loss for the period		-	-	-	(5,321,704)	(5,321,704)
Balance at May 31, 2012	100,401,179	$ 112,952,132	$ 445,918	$ 1,025,761	$(60,690,684)	$ 53,733,127
Issued pursuant to Restricted Share Unit ("RSU") Plan	58,758	369,002	(402,005)	-	-	(33,003)
RSU shares forfeited		-	(34,177)	-	-	(34,177)
Reserve transferred on exercise of compensation warrants		155,724	-	(155,724)	-	-
Share based compensation		-	661,043	-	-	661,043
Total comprehensive loss for the period		-	-	-	(3,576,139)	(3,576,139)
Balance at August 31, 2012	100,459,937	$ 113,476,858	$ 670,779	$ 870,037	$(64,266,823)	$ 50,750,851
Issued on conversion of convertible debt agreement	221,337	986,334	-	-	-	986,334
Issued pursuant to Restricted Share Unit ("RSU") Plan	168,429	806,368	(806,368)	-	-	-
Share based payments		-	1,106,495	-	-	1,106,495
Total comprehensive loss for the period		-	-	-	(471,321)	(471,321)
Balance at May 31, 2013	100,849,703	$ 115,269,560	$ 970,906	$ 870,037	$(64,738,144)	$ 52,372,359

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Nine month periods ended	May 31, 2013	May 31, 2012

Operations
Net loss	$ (471,321)	$ (5,321,704)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	212,330	296,994
Change in value of warrant liability	(5,337,000)	215,007
Modification of warrants	-	183,000
Share based payments	949,842	203,576
Loss on other financial assets	12,600	7,350
Cash interest paid	(78,760)	(67,964)
Cash interest received	96,929	204,018
Interest accretion	50,505	78,662
Non cash directors’ fees	156,653	322,308
Write-off of mineral properties	1,499,813	1,360,570
Write-off of inventory	246,548	-
Net change in non-cash operating working capital items:
Trade and other receivables	17,568	53,088
Inventory	(1,227)	(47,178)
Prepaid expenses	(29,000)	(24,647)
Trade, other payables and accrued liabilities	(172,527)	(1,866,423)
Cash used in operations	(2,847,047)	(4,403,343)
Investing
Mineral properties and exploration expenditures	(4,442,843)	(5,628,779)
Option payments received and recoveries	41,481	41,486
Equipment and leasehold improvements, net	(39,544)	(143,948)
Cash used in investing activities	(4,440,906)	(5,731,241)
Financing
Share capital issued – net of issue costs	-	1,000,000
Cash provided from financing activities	-	1,000,000
Net decrease in cash and cash equivalents	(7,287,953)	(9,134,584)
Cash and cash equivalents, beginning of period	20,058,678	32,428,471
Cash and cash equivalents, end of period	$ 12,770,725	$ 23,293,887

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2013	2012
Non-cash transactions:
Share based payments capitalized to mineral properties	$ 50,596	$ 19,804
Shares issued on conversion of convertible debt	986,334	950,213
Shares issued pursuant to RSU plan	806,368	655,791
Shares issued for services	-	115,834

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

1.	Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At May 31, 2013 the Company had working capital of $10,914,732 (August 31, 2012 – $18,165,431), had not yet achieved profitable operations, has accumulated losses of $64,738,144 (August 31, 2012 – $64,266,823) and expects to incur further losses in the development of its business. In the long term, the Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

2.	Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania. The unaudited interim condensed consolidated financial statements of the Company as at and for the nine month periods ended May 31, 2013 and 2012 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on July 3, 2013.

2.2 Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2012 annual financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

2.	Basis of Preparation (continued)

2.3 Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after September 1, 2013. For the purpose of preparing and presenting the Financial Information for the relevant periods, the Company has consistently adopted all the new standards for the relevant reporting periods.

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

•	IFRS 7 ‘Financial Instruments, Disclosures’ - effective for annual periods beginning on or after January 1, 2013, IFRS 7 has been amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting similar arrangements.
•	IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.
•	IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.
•	IFRS 11 ‘Joint Arrangements’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.
•	IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
•	IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.
•	IAS 27 ‘Separate Financial Statements’ - effective for annual periods beginning on or after January 1, 2013, as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
•	IAS 28 ‘Investments in Associates and Joint Ventures’ - effective for annual periods beginning on or after January 1, 2013, as a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

2.	Basis of Preparation (continued)

2.3 Adoption of new and revised standards and interpretations (continued)

•	IAS 32 ‘Financial instruments, Presentation’ – In December 2011, effective for annual periods beginning on or after January 1, 2013, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.

Management anticipates that where required, the above standards will be adopted at the applicable effective dates in the Company’s financial statements, and is in the process of considering the impact of the adoption of these standards.

3.	Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each. Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is also an initial one-time “preparation fee” of USD$500 per license. Upon renewal, there is a renewal fee of USD$300 per license.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at May 31, 2013 and recorded a write-down of $1,499,813 during the three and nine month period ended May 31, 2013 (Three month and nine month period ended May 31, 2012 - $129,503 and $1,360,570 respectively).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

3.	Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Buckreef (j)	Kabanga (k)	Total

Balance, September 1, 2011	$ 5,823,059	$ 3,727,626	$ 13,753,050	$ 3,184,675	$ 1,124,487	$ 636,175	$ 264,355	$ 82,039	$ 124,329	$ 4,421,243	$ 121,934	$ 33,262,972
Exploration expenditures:
Camp, field supplies and travel	14,565	-	116,566	34,976	-	-	-	-	-	424,035	-	590,142
Exploration and field overhead	1,420	1,340	47,581	71,737	2,755	3,573	6,285	12,463	7,211	1,124,484	88,114	1,366,963
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	664,513	-	664,513
Geophysical and geochemical	-	30,381	-	90,050	-	-	-	-	-	569,283	-	689,714
Property acquisition costs	37,070	-	3,892	13,326	17,693	17,092	-	-	-	108,804	13,070	210,947
Trenching and drilling	-	-	39,636	28,527	-	-	-	-	-	6,053,665	-	6,121,828
Recoveries	(41,834)	-	-	-	-	-	-	(176)	(2,250)	-	(5,854)	(50,114)
	11,221	31,721	207,675	238,616	20,448	20,665	6,285	12,287	4,961	8,944,784	95,330	9,593,993
	5,834,280	3,759,347	13,960,725	3,423,291	1,144,935	656,840	270,640	94,326	129,290	13,366,027	217,264	42,856,965
Write-offs	(46,544)	-	-	-	(297,588)	(331,402)	(266,379)	(13,019)	(129,290)	-	(209,747)	(1,293,969)
Balance, August 31, 2012	$ 5,787,736	$ 3,759,347	$ 13,960,725	$ 3,423,291	$ 847,347	$ 325,438	$ 4,261	$ 81,307	$ -	$ 13,366,027	$ 7,517	$ 41,562,996
Exploration expenditures:
Camp, field supplies and travel	14,725	-	23,914	-	-	-	-	-	-	188,982	-	227,621
Exploration and field overhead	36,465	6,144	326,510	63,232	33,444	79,700	34,035	6,209	17,899	785,291	421,332	1,810,261
Geological consulting and field wages	-	-	-	-	-	-	-	-	59,657	-	-	59,657
Geophysical and geochemical	-	-	501	-	-	-	-	-	-	131,263	-	131,764
Property acquisition costs	11,895	-	-	-	11,625	-	-	-	-	(29,646)	-	(6,126)
Trenching and drilling	-	-	-	-	-	-	-	-	-	907,824	-	907,824
Recoveries	(40,372)	-	-	-	-	-	-	-	(1,109)	-	-	(41,481)
	22,713	6,144	350,925	63,232	45,069	79,700	34,035	6,209	76,447	1,983,714	421,332	3,089,520
Write-offs	-	-	-	-	(892,416)	(405,138)	(38,296)	(87,516)	(76,447)	-	-	(1,499,813)
Balance, May 31, 2013	$ 5,810,449	$ 3,765,491	$ 14,311,650	$ 3,486,523	$ -	$ -	$ -	$ -	$ -	$ 15,349,741	$ 428,849	$ 43,152,703

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

3.	Mineral Properties (continued)

(a) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses. The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation (“Stamico”) Venture Agreement, as amended June 18, 2001 and July 2005.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

As at May 31, 2013, there are no licenses subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(m)).

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2012 - $46,544) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(b) Luhala Project:

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area and no write-off was taken in this area (year ended August 31, 2012 - $nil).

(c) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area therefore no write off was taken for this property (year ended August 31, 2012 - $nil).

(d) Lunguya:

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area and no write-off was taken in this area (year ended August 31, 2012 - $nil).

(e) Kanagele:

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area but a write-off of $892,416 was taken for this property (year ended August 31, 2012 - $297,588), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

3.	Mineral Properties (continued)

(f) Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licenses through prospecting and option agreements. Three licenses in the Tulawaka area were subject to an option agreement with MDN Inc. (MDN) (note 3(n)).

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area but a write-off of $405,138 was taken for this property (year ended August 31, 2012 - $331,402), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(g) Ushirombo:

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area but a write-off of $38,296 was taken for this property (year ended August 31, 2012 - $266,379), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(h) Mbogwe:

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area but a write-off of $87,516 was taken for this property (year ended August 31, 2012 - $13,019), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(i) Biharamulo:

Five Biharamulo licenses were subject to the option agreement with MDN (note 3(n)).

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area but a write-off of $76,447 was taken for this property (year ended August 31, 2012 - $129,290), The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

(j) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project). Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction. On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project. Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold Company Limited. The Company has no other obligations to Stamico, until it reaches production stage and will have to pay 45% of the net income generated.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

3.   Mineral Properties (continued)

There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who will be updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property were capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

(k) Kabanga:

The Kabanga Project is located in northwestern Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains Ni sulphide ores at Kabanga deposit and reef-type PGE concentrations at Musongati.

Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Beijing Songshanheli Mining Investment Co. was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.

(l) Other properties:

The Company has options to acquire interests in their other properties. To maintain these options and licenses, the Company must make the following future payments:

USD$

2013	19,000

During the three and nine month period ended May 31, 2013, the Company did not abandon any licenses in the area and no write-off was taken (year ended August 31, 2012 - $209,747) of costs related to the abandoned area located within the other properties category.

(m) Option Agreement with BEAL (now ABG Exploration Limited (“ABG”):

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licenses in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company. To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting license. In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licenses in December 2006 and subsequent years.

In prior years, the Company received from BEAL notices of relinquishment for all rights, titles and interests in prospecting licenses included in the Option Agreement, and on April 18, 2013, ABG advised that they were returning the last remaining prospecting licence optioned under the BEAL Option Agreement.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

3.   Mineral Properties (continued)

(n) Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licenses. The prospecting licenses under option to MDN are located at Biharamulo and Tulawaka.

In January 2013 MDN advised the Company that they were unable to fulfill the terms of the option agreement between the Company and MDN and the option agreement has been terminated. The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on these licenses.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

4. Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Total
Cost
As at September 1, 2011	464,487	302,640	157,892	1,507,349	4,469	2,436,837
Additions	-	-	12,372	40,582	89,329	142,283
Disposals	-	-	(78,619)	(20,778)	(4,469)	(103,866)
As at August 31, 2012	$ 464,487	$ 302,640	$ 91,645	$ 1,527,153	$ 89,329	$ 2,475,254
Additions	-	-	26,079	-	13,465	39,544
As at May 31, 2013	$ 464,487	$ 302,640	$ 117,724	$ 1,527,153	$ 102,794	$ 2,514,798

Accumulated depreciation
As at September 1, 2011	217,630	124,895	106,345	536,468	4,469	989,807
Depreciation expense	14,509	49,606	22,646	274,977	17,866	379,604
Removed on disposal of asset	-	-	(78,620)	(20,778)	(4,469)	(103,867)
As at August 31, 2012	$ 232,139	$ 174,501	$ 50,371	$ 790,667	$ 17,866	$ 1,265,544
Depreciation expense	11,617	26,370	13,210	149,067	12,066	212,330
As at May 31, 2013	$ 243,756	$ 200,871	$ 63,581	$ 939,734	$ 29,932	$ 1,477,874
Net book value
As at September 1, 2011	$ 246,857	$ 177,745	$ 51,547	$ 970,881	$ -	$ 1,447,030
As at August 31, 2012	$ 232,348	$ 128,139	$ 41,274	$ 736,486	$ 71,463	$ 1,209,710
As at May 31, 2013	$ 220,731	$ 101,769	$ 54,143	$ 587,419	$ 72,862	$ 1,036,924

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

5.	Convertible Debt

(i)	May 31, 2013:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$ 1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	87,606	135,085	324,214
Interest paid	(36,164)	(63,288)	(63,630)	(163,082)
Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)

Closing balance of liability portion (current)	$ -	$ -	$1,072,369	$1,072,369

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	(34,505)	-	(65,143)

Closing balance of equity portion	$ -	$ -	$ 35,899	$ 35,899

(ii)	August 31, 2012:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$ 1,000,000	$1,000,000	$1,060,000	$ 3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
Accretion expense	101,523	82,065	90,091	273,679
Interest paid	(36,164)	(30,000)	(31,800)	(97,964)
Conversion into common shares	(919,574)	-	-	(919,574)

Closing balance of liability portion	$ -	$1,014,081	$1,059,205	$2,073,286

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of equity component	34,625	34,625	36,703	105,953
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	-	-	(30,638)

Closing balance of equity portion	$ -	$ 34,505	$ 35,899	$ 70,404

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

5.	Convertible Debt (continued)

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share. The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares. In September 2011, the loan was converted into 233,318 shares (see note 7).

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share. The Company received notice to convert the Promissory Note in the principal amount of $1,000,000 and 221,337 shares were issued on October 17, 2012 (see note 7).

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. This note has not yet been converted.

Each of the convertible debentures includes a conversion feature. The Company determined a fair value of the financial liability by obtaining independent bank rates of 4.25% for the August, September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $105,953. Total transaction costs for all debt agreements were $141,813 of which $4,911 was allocated to the equity component, which aggregated to $35,899 at May 31, 2013 (August 31, 2012 - $70,404) and is included in share based payment reserve in shareholders’ equity.

6. Other financial assets

Other financial assets are comprised of shares of publicly traded companies. As at May 31, 2013, these investments have been measured at their fair value of $5,250 (August 31, 2012 - $17,850). The impact to the unaudited interim condensed consolidated financial statements of this revaluation to market value for the nine month period ended May 31, 2013 resulted in a $12,600 loss (May 31, 2012 – $7,350 loss) as market values of these securities decreased (May 31, 2012 – decreased) in the period.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

7.	Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($)
Balance on September 1, 2011	99,758,753	109,935,253
Issued on conversion of convertible debt	233,318	950,213
Issued for services	35,000	115,834
Issued pursuant to Restricted Share Unit Plan	182,866	1,024,793
Compensation warrants exercised	250,000	1,000,000
Reserve transferred on exercise of compensation warrants	-	450,765
Balance at August 31, 2012	100,459,937	$ 113,476,858
Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	168,429	806,368
Balance at May 31, 2013	100,849,703	$ 115,269,560

Activity during the year ended August 31, 2012:

On September 23, 2011, pursuant to the private placement completed on August 17, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share, and 233,318 shares were issued on September 23, 2011.

On January 25, 2012 the Company issued 25,000 common shares common shares at a price of $2.619 per share respectively to an arm’s length third party in satisfaction of finder’s services provided to the Company in connection with a previous transaction. On April 23, 2012 the Company issued 10,000 common shares at a price of $5.036 to an arm’s length third party for investor relations services.

Activity during the nine month period ended May 31, 2013:

On October 17, 2012, pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

7.	Capital Stock (continued)

Warrant issuances:

There were no warrant issuances during the nine month period ended May 31, 2013 or the year ended August 31, 2012.

Warrants outstanding:

At May 31, 2013, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement November 5, 2010	125,000*	USD$4.00	October 20, 2013
Equity financing August 12, 2011	5,263,158*	USD$4.00	August 12, 2014
Equity financing compensation options August 12, 2011	118,421	USD$4.00	August 12, 2014

Balance, May 31, 2013	5,506,579	-	-
* warrants classified under Warrant Liability

Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00. The 5,263,158 warrants are accounted for and included in the calculation of the warrant liability. The compensation warrants continue to be classified as an equity instrument under warrants reserve and the increase in value of $183,000 from the modification of the warrants was recorded in the statement of loss and comprehensive loss for the year ended August 31, 2012.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

7.	Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock. The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive income (loss).

The table below shows the activity for warrant liability for the nine month period ended May 31, 2013 and the year ended August 31, 2012:

Period/year ended	May 31, 2013	August 31, 2012
Balance at beginning of period/year	$ 8,114,000	$ 5,711,250
(Decrease) Increase in value of warrant liability	(5,337,000)	2,321,921
Transfer of warrants on re-pricing to USD (i)	-	80,829
Balance at end of period/year	$ 2,777,000	$ 8,114,000

Current portion of warrant liability	$ 45,000	$ -
Long term portion of warrant liability	$ 2,732,000	$ 8,114,000

During the nine month period ended May 31, 2013, the value of the warrants decreased to $2,777,000 from the balance at August 31, 2012 of $8,114,000, as a result of changes in fair value of warrants during the period. The assumptions in valuing the warrants at May 31, 2013 included an expected volatility of 53-74% (August 31, 2012 – 58%-71%), a risk free interest rate of 0.07% to 0.14% (August 31, 2012 – 1.16%) and an expected life ranging from 5 to 15 months (August 31, 2012 – one to two years). The decrease in value of $5,337,000 (2012 – $215,007 increase) has been recorded as a gain (2012 – loss) in the statement of comprehensive income (loss).

(i)	Effective January 25, 2012 the exercise price of 125,000 common share purchase warrants was reduced from CDN $7.309 to USD$4.00, and the term of the warrants was extended one year to expire October 20, 2013. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after April 12, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. The warrants are held by an arm’s length investor. The result of the modification resulted in the new foreign currency denominated warrants being considered a derivative as they are not indexed solely to the entity’s own stock. The warrants were transferred from reserve for warrants to liabilities and were accounted for and included in the calculation of the warrant liability and consequently reclassified $80,829 from warrants reserve to warrant liability.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

7.	Capital Stock (continued)

Compensation options:

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors. The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries. All contributions vest immediately. ESOP compensation expense for the nine month period ended May 31, 2013 was $42,233 (nine month period ended May 31, 2012 - $60,809) and is included in salaries and benefits expense.

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company. Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting. In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 1,000,000 shares authorized for issuance under the Plan, 800,482 shares have been issued as at May 31, 2013.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

7.	Capital Stock (continued)

Total share-based compensation expense related to the issue of RSUs was $1,106,495 for the nine month period ended May 31, 2013 (2012 - $594,759).

The following table summarizes changes in the number of RSU’s outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, September 1, 2011	440,932	$ 5.55
Granted	296,926	$ 4.83
Redeemed for common shares	(182,866)	$ 5.60
Forfeited - unvested	(108,745)	$ 5.39
Balance, August 31, 2012	446,247	$ 5.09
Granted	389,065	$ 3.58
Redeemed for common shares	(168,429)	$ 4.79
Balance, May 31, 2013	666,883	$ 4.29

8.	Reserve for warrants

Period/year ended	May 31, 2013	August 31, 2012
Balance at beginning of period/year	$ 870,037	$ 1,353,990
Transfer of warrants to warrant liability	-	(216,188)
Modification of warrants	-	183,000
Transfer on exercise of compensation warrants	-	(450,765)
Balance at end of period/year	$ 870,037	$ 870,037

9.	Reserve for share based payments

Period/year ended	May 31, 2013	August 31, 2012
Balance at beginning of period/year	$ 670,779	$ 706,988
Shares issued pursuant to RSU plan	(806,368)	(1,024,793)
Issued on conversion of convertible debt	-	(30,638)
RSU shares forfeited	-	(264,528)
Share based compensation	1,106,495	1,283,750
Balance at end of period/year	$ 970,906	$ 670,779

10. Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Nine month periods ended,	Notes	May 31, 2013	May 31, 2012
Legal services	(i)	$245,827	$749,993
Director compensation	(ii)	$271,073	$347,412
Chairman and COO	(iii)	$21,364	$6,454
Technical Committee	(iv)	$59,812	$93,863

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

10. Related party transactions and key management compensation, (continued)

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the nine month period ended May 31, 2013, the legal expense charged by the firm was $245,827 (2012 - $749,993), of which $33,902 remains payable at May 31, 2013 (August 31, 2012 - $140,245).

(ii) During the nine month period ended May 31, 2013, $271,073 (2012 - $347,412) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the nine month period ended May 31, 2013, $21,364 (2012 - $6,454) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the nine month period ended May 31, 2013, $59,812 (2012 - $93,863) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Nine month period ended,	May 31, 2013		May 31, 2012
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 399,172	$ 919,109	$ 288,412	$ 605,742
Directors	104,055	271,073	25,104	347,412
Total	$ 503,227	$ 1,190,182	$ 313,516	$ 953,154

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2) Compensation shares may carry restrictive legends.

(3) All RSU share based compensation is based on the accounting expense recorded in the period.

At May 31, 2013, the Company has a receivable of $21,408 (August 31, 2012 - $22,977) from an organization associated with the Company’s President and CEO.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

11. Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three and nine month period ended May 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at May 31, 2013 totaled $52,372,359 (August 31, 2012 - $50,750,851).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

12. Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. Fair value of warrant liability is categorized as Level 2 measurement as it is calculated based on observable market inputs. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate. As at May 31, 2013, and August 31, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

 12. Financial Instruments (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at May 31, 2013, or August 31, 2012.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates. As at May 31, 2013, a 1% increase/decrease in interest rates would decrease/increase net income (loss) for the period by approximately $128,000 (2012 - $233,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2013, the Company had current assets of $12,949,382 (August 31, 2012 - $20,483,824) and current liabilities of $2,034,650 (August 31, 2012 - $2,318,393). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital of the Company is $10,914,732 (August 31, 2012 - $18,165,431).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At May 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at May 31, 2013.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

13. Prepaid expenses

	May 31, 2013	August 31, 2012

Insurance	$ 46,361	$ 41,525
Listing fees	53,219	23,806
Other	17,096	22,345
Total prepaid expenses	$ 116,676	$ 87,676

14. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	May 31, 2013	August 31, 2012

Receivable from related parties	$ 21,408	$ 23,315
HST and VAT Receivable	29,652	38,824
Other	2,597	9,086
Total Trade and Other Receivables	$ 53,657	$ 71,225

Below is an aged analysis of the Company’s trade and other receivables:

	May 31, 2013	August 31, 2012

Less than 1 month	$ 1,458	$ 4,034
1 to 3 months	51,144	64,016
Over 3 months	1,055	3,175
Total Trade and Other Receivables	$ 53,657	$ 71,225

At May 31, 2013, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 12.

The Company holds no collateral for any receivable amounts outstanding as at May 31, 2013.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

15. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities, amounts payable for financing activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	May 31, 2013	August 31, 2012

Less than 1 month	$ 429,590	$ 921,893
1 to 3 months	118,862	1,378,486
Over 3 months	368,829	18,014
Total Trade, Other Payables and Accrued Liabilities	$ 917,281	$ 2,318,393

16. Inventory

Inventory consists of supplies for the Company’s drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	May 31, 2013	August 31, 2012

Replacement parts for drill	$ -	$ 186,296
Other	3,074	62,099
Total Inventory	$ 3,074	$ 248,395

17. Cash and cash equivalents

As at May 31, 2013, cash and cash equivalents total $12,770,725 (August 31, 2012 - $20,058,678), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $248,622 (August 31, 2012 - $2,027,295), and Government investment certificates and treasury bills consisting of interest-generating money-market accounts of $12,522,103 (August 31, 2012 - $18,031,383). The interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

18. Segmented information

Operating Segments

At May 31, 2013 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Nine Month Periods Ended May 31, 2013 and 2012

18. Segmented information, (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. As such, management has organized the Company’s reportable segments by geographic area. The Tanzanian segment is responsible for that country’s mineral exploration and production activities while the Canadian segment manages corporate head office activities. Information concerning TREC’s reportable segments is as follows:

	Nine month period ended May 31, 2013	Nine month period ended May 31, 2012
Consolidated net income (loss)
Canada	$ 1,113,605	$ (2,608,505)
Tanzania	(1,584,926)	(2,713,199)
	$ (471,321)	(5,321,704)
	As at May 31, 2013	As at August 31, 2012
Identifiable assets
Canada	$ 12,912,459	$ 20,137,766
Tanzania	44,226,550	43,118,764
	$ 57,139,009	$ 63,256,530

19. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $48,869 for premises in 2013.

20. Subsequent event

On June 25, 2013 the Company announced that it had concluded the selection process and Consulmet was awarded the contracts for the Kigosi and Bingwa/Tembo Projects located on the Buckreef property, for plant construction and management on an a turnkey basis.  The Company is adequately financed to begin construction on the properties and there will be no equity or debt offering, and no forward sale of gold, in order to launch these projects.

Management Discussion and Analysis

May 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month period ended May 31, 2013 and the audited consolidated financial statements for the years ended August 31, 2012 and 2011. The MD&A was prepared as of July 15, 2013. All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the nine months ended May 31, 2013

•	The Company’s Kigosi Project has been granted a Mineral Rights and Mining Licence, through its wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited (“Tanzam”). The Mineral Rights and Mining Licence covers the entire area applied for, 9.91 square kilometres of the Kigosi Project. The grant of a Mining Licence allows for eventual production at Kigosi.

•	Potential Tungsten occurrences in northwest Tanzania from licences held by Northwestern Base Metals Company Limited, a subsidiary of the Company.

•	The Company reintroduced the Biogeochemical (BGC) program at its Kabanga Project. The BGC objective for the company’s prospecting licenses in the Karagwe-Akolean belt is to conduct an efficient and rapid exploration survey targeting Nickel, Cobalt and the Platinum Group Metals (PGM).

•	Buckreef Gold Project deep diamond drill program was completed during the second quarter. Assay results from the deep diamond drill program confirmed continuity of wide, higher grade gold mineralization.

•	The Company signed Kigosi Access Agreement in December 2012 and in February 2013 the Company was awarded an Environmental Impact Assessment (EIA) Certificate for Kigosi.

•	Assay results from Eastern Porphyry prospect at the Buckreef Gold Project continues to increase confidence in the additional potential the prospect might possess

•	The Company is preparing mineral resource block models and upgraded mineral resource statements for the Company’s Buckreef Project as a result of the successful completion of the companies expanded drilling program

•	In November 2012 the Company announced the formation of Northwestern Basemetals Company Limited, a new company 75% owned by Tanzanian Royalty, 15% by State Mining Corporation (“Stamico”) and 10% by Beijing Songshanheli Mining Investment Co., to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania

1

Management Discussion and Analysis

May 31, 2013

Overall Performance

As at May 31, 2013 the Company had current assets of $12,949,382 compared to $20,483,824 on August 31, 2012. The decrease is mainly due to net expenditures on exploration of $4,401,362 (2012 - $5,587,293) and cash used in operations of $2,847,047 (2012 - $4,403,343). Mineral properties and deferred exploration costs were $43,152,703 as compared to $41,562,996 at August 31, 2012.

Net loss for the nine month period ended May 31, 2013 was $471,321 compared to a net loss of $5,321,704 in the comparable nine month period ended May 31, 2012. The decrease in net loss is primarily due to a gain of $5,337,000 from the revaluation of warrant liability during the nine month period ended May 31, 2013 compared to a loss of $215,007 on the same revaluation of the warrant liability in 2012 offset by an increase in the loss due to share based payments of $896,450 for the nine month period ended May 31, 2013 (2012 - $153,216).

The Company issued common shares during the nine month period ended May 31, 2013 with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement (compared to a value of $950,213 on conversion of 233,318 shares under the convertible debt agreement during the nine month period ended May 31, 2012). The Company also issued 168,429 shares (2012 – 124,108 shares) pursuant to the RSU plan with a value of $806,368 (2012 - $655,791). During the comparative quarter ended May 31, 2012, 250,000 warrants were exercised for proceeds of $1,000,000. No warrants were exercised in the current quarter ended May 31, 2013. In the current quarter, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2012	20,059
Equipment purchases	(40)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(4,401)
General corporate expenses	(2,847)
Funds available May 31, 2013	$12,771

Management of the Company believes that the current level of funds is sufficient to achieve its business objectives and milestones over the next 12 months. Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success. Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets. For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2012, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow. Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

2

Management Discussion and Analysis

May 31, 2013

TRENDS

•	There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development. The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•	Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the nine month period ended May 31, 2013	As at and for the year ended August 31, 2012	As at and for the year ended August 31, 2011
Total Revenues	$0	$0	$0
Net (loss) for the period	$(471,321)	($8,897,843)	($11,132,371)
Basic and diluted (loss) per share	$(0.00)	($0.09)	($0.12)
Total assets	$57,139,009	$63,256,530	$67,632,380
Total long term financial liabilities	$2,732,000	$10,187,286	$8,669,289
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine month period ended May 31, 2013 were $4,401,362 compared to $5,587,293 for the nine month period ended May 31, 2012. The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn. Recoveries received during the nine month period ended May 31, 2013 and 2012 from various option agreements and other miscellaneous sources were $41,481 and $41,486, respectively.

Net loss for the nine month period ended May 31, 2013 was $471,321 compared to a loss of $5,321,704 for the comparable nine month period ended May 31, 2012. For the three month period ended May 31, 2013 and 2012, the net loss was $1,497,403 and income of $385,005, respectively. The main reason for the decrease in net loss for the nine month period is the gain on revaluation of warrant liability of $5,337,000 for the nine month period ended May 31, 2013 (2012 – loss of $215,007). For the three month period ended May 31, 2013, net loss increased mainly due to the write off of mineral properties of $1,499,813 (2012 - $129,503).

3

Management Discussion and Analysis

May 31, 2013

For the nine month period ended May 31, 2013, depreciation expense was $212,330 compared to $296,994 for the same nine month period ended May 31, 2012. The decrease of $84,664 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the nine month period ended May 31, 2013 was $39,544 as compared to $143,948 in the nine month period ended May 31, 2013.

Consulting fees for the nine month period ended May 31, 2013 were $180,450 compared to $178,068 in the comparable nine month period ended May 31, 2012. Consulting expenses remained consistent between the comparable periods. The slight increase in total consulting expense is a result of the Company using additional consultants for its financial reporting requirements and IFRS conversion. Consulting fees for the three months ended May 31, 2013 were $51,014 compared to $57,910 in the comparable period ended May 31, 2012. Consulting expenses remained consistent between the comparable periods.

Directors’ fees for the nine month period ended May 31, 2013 were $276,953 compared to $347,412 in the comparable nine month period ended May 31, 2012. The decrease in director fees expense is a result of a decrease in number and valuation of RSU’s issued to board members and due to a change in the number of directors on the board.

Office and general expenses for the nine month period ended May 31, 2013 were $263,933 compared to $285,799 in the comparable nine month period ended May 31, 2012. The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp. For the three month period ended May 31, 2013, office and general expenses were $99,819 compared to $67,376 in the comparable period ended May 31, 2012. The increase for the three month period is due to increased rent for the period and other general office costs incurred in Tanzania.

Shareholder information costs decreased from $602,669 for the nine month period ended May 31, 2012 to $272,580 for the nine month period ended May 31, 2013. The decrease of $330,089 was due to decreased activity during the nine month period ended May 31, 2013 in comparison to 2012 due to transfer agent and listing fees from the issue of shares for converted debt and corporate investor promotion activity completed during prior period ended 2012. For the three month period ended May 31, 2013, shareholder information costs were $93,889 compared to $222,968 for the three month period ended May 31, 2012. The decrease of $129,079 was due to the same reason as above.

Professional fees increased by $8,711 for the nine month period ended May 31, 2013 to $413,734 from $405,023 for the nine month period ended May 31, 2012. Professional fees remained consistent between the comparable periods. For the three month period ended May 31, 2013 professional fees went from $5,627 for the nine month period ended May 31, 2012 to $150,056. The increase in the current three month period is due to increased costs during the quarter surrounding legal, audit and tax advisor professional fees which were not incurred during the previous comparative quarter.

4

Management Discussion and Analysis

May 31, 2013

Salaries and benefits expense has increased to $1,126,300 for the nine month period ended May 31, 2013 from $1,094,074 for the nine month period ended May 31, 2012. Salaries and benefits have remained consistent between the two periods. The expenses for the corresponding three month period ending May 31, 2013 and 2012 were $329,232 and $400,219 respectively. The decrease is due to a reduced workforce on staff in Tanzania during the current quarter and termination payments in the prior year’s quarter.

Share based payments for the nine month period ended May 31, 2013 was $896,450 compared to $153,216 in the comparable period ended May 31, 2012. Share based payments vary on the number of equity based compensation options issued and vesting. See note 7 of the financial statements for details. Director fee RSU expense was $156,653 and $322,308, respectively.

For the nine month period ended May 31, 2013, travel and accommodation expense decreased by $46,165 from $134,071 in 2012 to $87,906. For the three months ended May 31, 2013, travel and accommodation expense decreased by $5,610 from $49,607 in 2012 to $43,997. Travel and accommodation expense decreased due to timing and increased control of travel requirements.

For the nine month period ended May 31, 2013, the foreign exchange loss was $109,190 compared to an exchange gain of $17,578 for the same period ended May 31, 2012. This increased loss of $126,768 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,572 at August 31, 2012 to 1,575 at May 31, 2013.

The interest accretion expense for the nine month period ended May 31, 2013 was $50,505, compared to $78,662 for the nine month period ended May 31, 2012. The interest relates to the issuance of convertible debt. Interest accretion is expected to decrease as debt is converted into shares.

During the nine month period ended May 31, 2013, the Company abandoned and wrote-off $1,499,813 in expenses in various project areas (2012 – wrote off $1,360,570) from abandoning various licenses, see note 3 of the financial statements, as the Company evaluated its mineral properties and deemed certain properties to warrant no further exploration.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,497)	$2,632	$(1,606)	$(3,576)	$385	$(8,516)	$2,809	($7,402)
Basic and diluted income (loss) per share	$(0.01)	$0.03	($0.02)	($0.04)	$0.00	($0.09)	$0.03	($0.07)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

5

Management Discussion and Analysis

May 31, 2013

As of May 31, 2013, the Company’s working capital position was $10,914,732, as compared to $18,165,431 as of August 31, 2012. As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2013 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments. Current details of option payments required in the future if the Company is to maintain its interests are as follows:

	Option Payments due by Period (US$)
	Total	Less than 1 year	2 - 3 years	4 - 5 years	Over 5 years
Option agreement obligations	19,000	19,000	Nil	Nil	Nil

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. This note has not yet been converted.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

6

Management Discussion and Analysis

May 31, 2013

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Nine month periods ended,	Notes	May 31, 2013	May 31, 2012
Legal services	(i)	$245,827	$749,993
Director compensation	(ii)	$271,073	$347,412
Chairman and COO	(iii)	$21,364	$6,454
Technical Committee	(iv)	$59,812	$93,863

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the nine month period ended May 31, 2013, the legal expense charged by the firm was $245,827 (2012 - $749,993), of which $33,902 remains payable at May 31, 2013 (August 31, 2012 - $140,245).

(ii) During the nine month period ended May 31, 2013, $271,073 (2012 - $347,412) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the nine month period ended May 31, 2013, $21,364 (2012 - $6,454) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the nine month period ended May 31, 2013, $59,812 (2012 - $93,863) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

7

Management Discussion and Analysis

May 31, 2013

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Nine month period ended,	May 31, 2013		May 31, 2012
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 399,172	$ 919,109	$ 288,412	$ 605,742
Directors	104,055	271,073	25,104	347,412
Total	$ 503,227	$ 1,190,182	$ 313,516	$ 953,154

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2) Compensation shares may carry restrictive legends.

(3) All RSU share based compensation is based on the accounting expense recorded in the period.

At May 31, 2013, the Company has a receivable of $21,408 (August 31, 2012 - $22,977) from an organization associated with the Company’s President and CEO.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the Award Agreement.

Of the 1,000,000 shares authorized for issuance under the Plan, 800,482 shares have been issued as at May 31, 2013.

8

Management Discussion and Analysis

May 31, 2013

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

TREC follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 7 of the May 31, 2013, unaudited interim condensed consolidated financial statements for a full disclosure.

9

Management Discussion and Analysis

May 31, 2013

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write‑downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources, that are incurred to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

10

Management Discussion and Analysis

May 31, 2013

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cashgenerating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cashgenerating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cashgenerating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cashgenerating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. During the nine month period ended May 31, 2013 the Company wrote off $1,499,813 of costs on abandoned mineral properties (2012 – $1,360,570). Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. As of May 31, 2013 no liability for restoration exists.

11

Management Discussion and Analysis

May 31, 2013

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. The warrant liability is recorded at fair value based on observable market inputs. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate. As at May 31, 2013 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates. As at May 31, 2013, a 1% increase/decrease in interest rates would decrease/increase net income (loss) for the period by approximately $128,000 (2012 - $233,000).

12

Management Discussion and Analysis

May 31, 2013

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2013, the Company had current assets of $12,949,382 (August 31, 2012 - $20,483,824) and current liabilities of $2,034,650 (August 31, 2012 - $2,318,393). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital of the Company is $10,914,732 (August 31, 2012 - $18,165,431).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At May 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at May 31, 2013.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 100,920,796 common shares outstanding. There were RSUs, convertible debt and warrants outstanding to purchase an aggregate 6,334,715 common shares.

Subsequent Event

On June 25, 2013 the Company announced that it had concluded the selection process and Consulmet was awarded the contracts for the Kigosi and Bingwa/Tembo Projects located on the Buckreef property, for plant construction and management on an a turnkey basis.  The Company is adequately financed to begin construction on the properties and there will be no equity or debt offering, and no forward sale of gold, in order to launch these projects.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company’s financial position or profitability.

13

Management Discussion and Analysis

May 31, 2013

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. Management of the Company has developed a conceptual five-year production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration Summary

Buckreef Project

There were no drilling activities for the Buckreef Project during the third quarter period March to May 2013 as the project was in a resource evaluation phase where all the data from the drilling completed during the second quarter period was being checked for accuracy and validated before being accepted in the resource evaluation phase.

Database activities completed in the period to satisfy requirements of the Buckreef resource evaluation team included:

•	Review and validate assay results from re-sampled diamond drill (DD) and reverse circulation (RC) holes from the Eastern Porphyry prospect.
•	Re-logging of regolith litho-2 profiles in all RC and DD holes drilled at the Eastern Porphyry prospect.
•	Completed pick up by GPS (Garmin62s) of reduced levels and creating surface topography (DTM) for the Eastern Porphyry, Bingwa and Tembo prospects.
•	Re-logging of regolith litho-2 profiles on holes drilled at the Bingwa prospect to demarcate granite/greenstone boundary.
•	Review of Tembo prospect collar file by converting UTM coordinates into local grid using Tembo grid transformation for use in the resource estimation.

Buckreef Project Resource Upgrade

During the third quarter period, Buckreef Project data interpretation and geological block modeling were conducted for the Buckreef Main, Eastern Porphyry, Bingwa and Tembo Prospects.

14

Management Discussion and Analysis

May 31, 2013

Rwamagaza Licences Geological Mapping

The Rwamagaza block of prospecting licences under the Buckreef Project, excluding Buckreef, are on a geological mapping program at a detail scale of 1:5,000 with the aim of understanding the geology in the area which will be integrated with the structures, geochemistry and geophysics of the area in pinpointing drill targets for Air Core and Reverse Blasting (AC/RAB) tests.

Karagwe BGC Survey

During the report period, Kabanga nickel biogeochemical (BGC) field sampling activities continued where a total of 2,204 samples were collected on a 124.6 line kilometre total distance.

The third quarter period also saw the commencement of the construction of BGC sample preparation laboratory at the Buckreef camp which was completed in April 2013. Sample preparation work started in the same period and a total of 137 (114 original plus 23 duplicates) samples from the first batch of 429 field samples collected in the during the second quarter period were ready for dispatch to the laboratory. The 137 samples were packed, inspected by officials from the Ministry of Energy & Minerals (MEM) and Tanzania Revenue Authority (TRA) before an export permit was issued. The 137 samples were then shipped to ACME Laboratory in Vancouver Canada for analysis. By the end of the period a total of 1,880 samples from the 2,204 collected field samples had been processed ready for dispatch to the ACME Laboratory in Vancouver, Canada.

Kyerwa Tin-Tungsten occurrences Reconnaissance Visit

Assay results from a total of 23 rock grab samples collected during the reconnaissance field visit to the Kyerwa Kibanda- Kazumeru Tin –Tungsten occurrences located at the Kabanga Nickel property were received in during the third quarter period. The samples were dispatched to SGS Laboratories in South Africa by the SGS Mwanza laboratory for the determination of tin (Sn), tungsten (W), wolframite, Niobium, Columbite and Rare Earth Elements (REE). The results indicated the area to be potential for base-metal mineralization of tin, tungsten, wolframite and lithium minerals with tungsten (W) recording grades of up to 0.4% tungsten oxide (WO3). Tin and wolfram occur mainly on the contact haloes of late intrusive granites with KA-metamorphic rock units.

15

Management Discussion and Analysis

May 31, 2013

Projects Development

Management of the Company has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production.

During the third quarter period the development advancement on the Buckreef, Itetemia, and Kigosi projects is summarized below:-

•	Buckreef (including Bingwa, Tembo and Eastern Porphyry)

The Geological interpretation and data validation works were conducted on Buckreef, Bingwa, Eastern Porphyry and Tembo Prospects, and Resource Block modeling and estimations (Kriged estimates) are being carried out on Buckreef, Bingwa, Eastern Porphyry and Tembo prospects in the period.

On June 25, 2013 the Company announced it had awarded contracts to Consulmet Metals (Pty) Limited for plant construction and management on a turnkey basis on the Bingwa/Tembo gold mining projects located on the Buckreef property.

•	Itetemia

A mining technical review on the Itetemia prospect has demonstrated that the Itetemia open pit project is technically feasible and justifies further economic studies.

•	Kigosi

Kigosi mining licence application with an area of 9.91 sq km was officially lodged with the Ministry of Energy and Minerals (MEM) on 4th March 2013 after some amendments as required by the Ministry.

On May 30, 2013 the Company announced that the Kigosi Project was granted a Mineral Rights and Mining Licence through its wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited.

On June 25, 2013 the Company announced it had awarded contracts to Consulmet Metals (Pty) Limited (“Consulmet”) for plant construction and management on a turnkey basis on the Kigosi Project.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

16

Management Discussion and Analysis

May 31, 2013

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P. Management conducted an assessment of the effectiveness of the DC&P in place as of May 31, 2013 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings. Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies. These limitations include limited personnel available for such work, geographical logistics and human error among others. The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR. Management conducted an assessment of the effectiveness of the ICFR in place as of May 31, 2013 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards. Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”. Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

17

Management Discussion and Analysis

May 31, 2013

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

18

Exhibit 1

This is an unofficial consolidation of Form 52-109F2 Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, James E. Sinclair, President and CEO of Tanzanian Royalty Exploration Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2013 and ended on May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

July 15, 2013

“James E. Sinclair”

James E. Sinclair

President and Chief Executive Officer

This is an unofficial consolidation of Form 52-109F2 Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2013 and ended on May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

July 15, 2013

“Steven Van Tongeren”

Steven Van Tongeren

Chief Financial Officer